SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Consolidated Financial Statements at

September 30, 2013 and 2012
and Independent Auditors’ Report Review

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Braskem S.A.

We have reviewed the accompanying condensed consolidated balance sheet of Braskem S.A. and its subsidiaries as of September 30, 2013, and the related condensed consolidated statements of income, comprehensive income, and shareholders’ equity for the nine month periods ended September 30, 2013, and September 30, 2012 and the condensed consolidated statement of cash flows for the nine month periods ended September 30, 2013 and September 30, 2012. These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States).  A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial statements for them to be in conformity with IAS 34 — Interim Financial Reporting issued by the International Accounting Standard Board (IASB).

We previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2012, and the related consolidated statements of income, comprehensive income, and shareholders’ equity, and of cash flows for the year then ended (not presented herein), and in our report dated February 7, 2013, we expressed an unqualified opinion on those consolidated financial statements.  In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2012, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

PricewaterhouseCoopers Auditores Independentes

Salvador-Bahia,

November 7, de 2013

Braskem S.A.

Balance sheet

At September 30, 2013

All amounts in thousands of reais

Assets	Note	Sep/2013	Dec/2012
	2.2.1		Revised
Current assets
Cash and cash equivalents	4	3,854,933	3,287,622
Financial investments	5	61,968	172,146
Trade accounts receivable	6	2,633,775	2,326,480
Inventories	7	4,897,296	4,102,055
Taxes recoverable	9	1,709,696	1,476,211
Dividends and interest on capital		439	2,645
Prepaid expenses		94,843	54,013
Related parties	8	31,750	13,912
Insurance claims		147,025	160,981
Other receivables		558,597	818,434

		13,990,322	12,414,499

Non-current assets held for sale	3(a)	277,828	277,828

		14,268,150	12,692,327

Non-current assets
Financial investments	5	31,592	34,489
Trade accounts receivable	6	103,393	37,742
Taxes recoverable	9	1,394,606	1,527,134
Deferred income tax and social contribution	16(b)	2,480,208	2,062,009
Judicial deposits		183,015	179,618
Related parties	8	132,479	127,627
Insurance claims		67,470	47,255
Other receivables		279,281	218,279
Investments in subsidiaries and jointly-controlled investments	10	113,297	118,787
Other investments		6,499	6,948
Property, plant and equipment	11	23,815,257	21,176,785
Intangible assets	12	2,910,171	2,940,966

		31,517,268	28,477,639

Total assets		45,785,418	41,169,966

The Management notes are an integral part of the financial statements

Braskem S.A.

Balance sheet
At September 30, 2013
All amounts in thousands of reais	Continued

Liabilities and shareholders' equity	Note	Sep/2013	Dec/2012
	2.2.1		Revised
Current liabilities
Trade payables		9,715,114	8,897,597
Borrowings	13	2,492,015	1,836,028
Project finance	14	15,847
Derivatives operations	20.2	116,288	293,378
Payroll and related charges		458,815	349,176
Taxes payable	15	398,289	342,789
Dividends and interest on capital		4,050	5,369
Advances from customers		274,216	237,504
Sundry provisions	17	52,150	52,264
Post-employment benefits	18	187,662	147,175
Other payables		115,158	385,577

		13,829,604	12,546,857

Non-current liabilities held for sale	3(a)	109,770	109,770

		13,939,374	12,656,627

Non-current liabilities
Borrowings	13	15,671,336	15,675,610
Project finance	14	3,284,212
Derivatives operations	20.2	359,229
Taxes payable	15	1,006,065	1,164,753
Long-term incentives		9,575	10,405
Deferred income tax and social contribution	16(b)	2,254,591	2,138,622
Post-employment benefits	18	40,393	36,602
Advances from customers		163,069	204,989
Sundry provisions	17	378,097	363,411
Other payables		504,692	266,963

		23,671,259	19,861,355

Shareholders' equity	21
Capital		8,043,222	8,043,222
Capital reserve		232,430	797,979
Other comprehensive income		(685,336)	337,411
Treasury shares		(48,892)	(48,892)
Profit (loss) accumulated		506,753	(565,549)

Total attributable to the Company's shareholders		8,048,177	8,564,171

Non-controlling interest	2.4	126,608	87,813

		8,174,785	8,651,984

Total liabilities and shareholders' equity		45,785,418	41,169,966

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of operations and statement of comprehensive income for the period at September 30, 2013

All amounts in thousands of reais, except earnings (loss) per share

	Note	Sep/2013	Sep/2012
	3(b)		Revised
Continued operations
Net sales revenue	23	29,523,643	26,281,860
Cost of products sold		(25,792,392)	(23,900,876)

Gross profit		3,731,251	2,380,984

Income (expenses)
Selling		(728,717)	(692,565)
General and administrative		(736,791)	(743,062)
Research and development		(79,146)	(79,692)
Results from equity investments	10(c)	(1,701)	(32,747)
Other operating income (expenses), net		(100,057)	288,181

Operating profit		2,084,839	1,121,099

Financial results	24
Financial expenses		(1,799,481)	(3,129,522)
Financial income		490,938	353,100

		(1,308,543)	(2,776,422)

Profit (loss) before income tax and
social contribution		776,296	(1,655,323)

Current and deferred income tax and social contribution	16(a)	(283,899)	682,693
		(283,899)	682,693

Profit (loss) for the period of continued operations		492,397	(972,630)

Discontinued operations results	3(b)
Profit from discontinued operations			(20,028)
Current and deferred income tax and social contribution			(12,570)
			(32,598)

Profit (loss) for the period		492,397	(1,005,228)

Attributable to:
Company's shareholders		485,601	(1,011,464)
Non-controlling interest	2.4	6,796	6,236

Profit (loss) for the period		492,397	(1,005,228)

Other comprehensive income or loss:
Fair value of cash flow hedge		(130,375)	16,238
Income tax and social contribution		28,810	(5,522)
		(101,565)	10,716

Exchange variation of foreign sales hedge		(1,542,676)
Income tax and social contribution		524,510
		(1,018,166)

Foreign currency translation adjustment		116,691	66,446

Total other comprehensive income or loss		(1,003,040)	77,162

Total comprehensive income or loss for the period		(510,643)	(928,066)

Attributable to:
Company's shareholders - continued operations		(514,033)	(919,961)
Company's shareholders - discontinued operations			(32,598)
Non-controlling interest		3,390	24,493

Total comprehensive income or loss for the period		(510,643)	(928,066)

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of operations and statement of comprehensive income for the period at September 30, 2013
All amounts in thousands of reais, except earnings (loss) per share	Continued

	Note	Sep/2013	Sep/2012

Profit (loss) per share attributable to the shareholders of the Company
of continued operations at the end of the period (R$)	22
Basic earnings per share - common		0.6100	(1.2289)
Basic earnings per share - preferred		0.6100	(1.2289)
Diluted earnings per share - common		0.6102	(1.2285)
Diluted earnings per share - preferred		0.6102	(1.2285)

Profit (loss) per share attributable to the shareholders of the Company
of descontinued operations at the end of the period (R$)	3(b)
Basic earnings per share - common			(0.0409)
Basic earnings per share - preferred			(0.0409)
Diluted earnings per share - common			(0.0409)
Diluted earnings per share - preferred			(0.0409)

Profit (loss) per share attributable to the shareholders of the Company at the end of the period (R$)
Basic earnings per share - common		0.6100	(1.2698)
Basic earnings per share - preferred		0.6100	(1.2698)
Diluted earnings per share - common		0.6102	(1.2694)
Diluted earnings per share - preferred		0.6102	(1.2694)

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of changes in shareholders’ equity

All amounts in thousands of reais

		Attributed to shareholders' interest
				Revenue reserves						Retained	Total
						Unrealized	Additional	Other		earnings	Braskem		Total
			Capital	Legal	Tax	profit	dividends	comprehensive	Treasury	(accumulated	shareholders'	Non-controlling	shareholders'
	Note	Capital	reserve	reserve	incentives	reserve	proposed	income	shares	deficit)	interest	interest	equity

At December 31, 2011		8,043,222	845,998	87,710	4,547	16,457	482,593	315,586	(60,217)	28,692	9,764,588	215,322	9,979,910

Comprehensive income for the period:
Loss for the period										(1,011,464)	(1,011,464)	6,236	(1,005,228)
Fair value of cash flow hedge, net of taxes								10,716			10,716		10,716
Foreign currency translation adjustment								48,189			48,189	18,257	66,446
								58,905		(1,011,464)	(952,559)	24,493	(928,066)

Equity valuation adjustments
Realization of deemed cost of jointly-controlled investment, net of taxes								(710)		710
Realization of additional property, plant and equipment price-level
restatement, net of taxes								(20,427)		20,427
								(21,137)		21,137

Contributions and distributions to shareholders:
Additional dividends approved at Shareholders’ Meeting							(482,593)				(482,593)		(482,593)
Capital increase of non-controlling shareholders												23,613	23,613
Gain on interest in subsidiary								1,982			1,982	(1,982)
Repurchase of treasury shares									(36,694)		(36,694)		(36,694)
							(482,593)	1,982	(36,694)		(517,305)	21,631	(495,674)

At September 30, 2012		8,043,222	845,998	87,710	4,547	16,457		355,336	(96,911)	(961,635)	8,294,724	261,446	8,556,170

At December 31, 2012 (revised)	2.2.1	8,043,222	797,979					337,411	(48,892)	(565,549)	8,564,171	87,813	8,651,984

Comprehensive income for the period:
Profit for the period										485,601	485,601	6,796	492,397
Exchange variation of foreign sales hedge, net of taxes								(1,018,166)			(1,018,166)		(1,018,166)
Fair value of cash flow hedge, net of taxes								(90,155)			(90,155)	(11,410)	(101,565)
Foreign currency translation adjustment								108,687			108,687	8,004	116,691
								(999,634)		485,601	(514,033)	3,390	(510,643)

Equity valuation adjustments
Realization of deemed cost of jointly-controlled investment, net of taxes								(20,427)		20,427
Realization of additional property, plant and equipment price-level
restatement, net of taxes								(725)		725
								(21,152)		21,152

Contributions and distributions to shareholders:
Absorption of losses	21(d)		(565,549)							565,549
Capital increase of non-controlling shareholders												35,405	35,405
Loss on interest in subsidiary								(1,961)			(1,961)		(1,961)
			(565,549)					(1,961)		565,549	(1,961)	35,405	33,444

At September 30, 2013		8,043,222	232,430					(685,336)	(48,892)	506,753	8,048,177	126,608	8,174,785

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of cash flows

at September 30, 2013

All amounts in thousands of reais

	Note	Sep/2013	Sep/2012

Profit (loss) before income tax and social contribution
and after of discontinued operations results		776,296	(1,675,351)

Adjustments for reconciliation of loss
Depreciation, amortization and depletion		1,511,544	1,436,596
Results from equity investments		1,701	32,747
Interest and monetary and exchange variations, net		858,224	2,014,083
Other		10,989	(13,271)

		3,158,754	1,794,804

Changes in operating working capital
Held-for-trading financial investments		118,922	(46,819)
Trade accounts receivable		(374,766)	(700,603)
Inventories		(771,260)	(291,830)
Taxes recoverable		(56,933)	(495,471)
Prepaid expenses		(40,830)	46,935
Other receivables		(93,869)	(71,765)
Trade payables		387,054	2,177,544
Taxes payable		(135,998)	(278,425)
Long-term incentives		(830)	(5,169)
Advances from customers		(5,208)	85,507
Sundry provisions		14,572	17,257
Other payables		102,098	341,467

Cash from operations		2,301,706	2,573,432

Interest paid		(752,013)	(525,356)
Transactions costs paid	14	(33,165)
Income tax and social contribution paid		(44,024)	(29,429)

Net cash generated by operating activities		1,472,504	2,018,647

Proceeds from the sale of fixed assets		1,820	6,026
Proceeds from the sale of investments		387,036
Acquisitions of investments in subsidiaries and associates		(31)
Acquisitions to property, plant and equipment		(3,921,867)	(1,850,714)
Acquisitions of intangible assets		(12,425)	(8,130)
Held-for-trading and available for sale financial investments		10,037	(6,626)

Net cash used in investing activities		(3,535,430)	(1,859,444)

Short-term and long-term debt
Obtained borrowings		5,416,263	5,596,279
Payment of borrowings		(6,175,992)	(5,085,521)
Project finance	14
Obtained borrowings		3,316,211
Dividends paid		(33)	(19)
Non-controlling interests in subsidiaries		32,712	17,426
Repurchase of treasury shares			(36,694)

Net cash provided by financing activities		2,589,161	491,471

Exchange variation on cash of foreign subsidiaries		41,076	(34,076)

Increase in cash and cash equivalents		567,311	616,598

Represented by
Cash and cash equivalents at the beginning for the period		3,287,622	2,952,272
Cash and cash equivalents at the end for the period		3,854,933	3,568,870

Increase in cash and cash equivalents		567,311	616,598

The Management notes are an integral part of the financial statements

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

1.                       Operations

Braskem S.A. is a public corporation headquartered in Camaçari, Bahia, which jointly with its subsidiaries (hereinafter “Braskem” or “Company”), operates 36 industrial units, 29 in Brazil, 5 in the United States and 2 in Germany.

The Company is controlled by Odebrecht S.A. (“Odebrecht”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

(a)                    Significant operating and corporate events

(a.1)       On August 17, 2012, the Company inaugurated, in Marechal Deodoro, Alagoas, a new plant with annual production capacity of 200 kton of polyvinyl chloride (“PVC”). With the plant’s opening, Braskem’s annual PVC production capacity increased to 710 kton (unaudited).

(a.2)       On September 13, 2012, the Company inaugurated, in the Triunfo Petrochemical Complex in the state of Rio Grande do Sul, a new plant with annual production capacity of 103 kton (unaudited) of butadiene. The new plant is already operating at full production capacity.

(a.3)       In the last quarter of 2012, the ownership interests held in Cetrel and Braskem Distribuidora were divested, for R$208,100 and R$444,000, respectively. Braskem held 54.2% of the total and voting capital of Cetrel and 100% of the capital of Braskem Distribuidora.

(a.4)       On May 15, 2013, the Extraordinary Shareholders Meeting approved the increase in the capital stock of the subsidiary Braskem Idesa S.A.P.I. (“Braskem Idesa”), without the issue of new shares, in the amount of R$141,620 (Mex$850,061 thousand), through capital injection of R$106,214 (Mex$637,546 thousand) by Braskem and R$35,406 (Mex$212,515 thousand) by the non-controlling shareholder.

(a.5)       On July 1, 2013, the Braskem acquired 2 thousand common shares of Odebrecht Comercializadora de Energia S.A. (“OCE”), equivalent to 20% of the capital of that company, whose main corporate purpose is to buy and sell energy in the spot market. Due to the provisions in the shareholders' agreement, this investment was classified as a jointly-controlled investment.

(a.6)       On August 30, 2013, the Extraordinary Shareholders' Meeting approved the merger of Rio Polímeros S.A. (“Riopol”) with Braskem Qpar S.A. (“Braskem Qpar”) and the increase in its capital from R$4,252,353 to R$7,131,165. There is no impact to the consolidated information with this change, as this transaction occurred between controlled subsidiaries.

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

(b)                    Effect of foreign exchange variation

The Company has balances and transactions in other currencies, mainly in U.S. dollar, as well as financial investments, trade accounts receivable, trade payables, borrowings and sales. The balances of assets and liabilities are translated based on the exchange rate at the end of each period, while transactions are based on the effective exchange rate on the date each operation occurs. These rates are informed by the Central Bank of Brazil.

The following table shows the U.S. dollar average and end-of-period exchange rates for the periods in this report:

U.S. dollar, end of period
September 2013	R$2.2300
December 2012	R$2.0435
Appreciation of the U.S. dollar in relation to the Brazilian real	9.13%

Average U.S. dollar rate
Nine-month period ended September 30, 2013	R$2.1223
Nine-month period ended September 30, 2012	R$1.9213
Appreciation of the U.S. dollar in relation to the Brazilian real	10.46%

2.                       Summary of significant accounting policies

2.1.                 Basis of preparation

This report should be read together with the financial statements of Braskem as of December 31, 2012, which were prepared and presented in accordance with accounting practices adopted in Brazil in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The preparation of this financial statement requires the use of certain critical accounting estimates. It also requires the Management of the Company to exercise its judgment in the process of applying its accounting policies. There were no changes in the assumptions and judgments made by the Company’s management in the use of estimates for the preparation of this report in relation to those used in the December 31, 2012 financial statements.

The statement of operations and statement of comprehensive income for the period ended September 30, 2012, as well as their respective Notes for the period ended September 30, 2012 were revised (Note 2.2.1) to reflect as discontinued operations of Cetrel S.A. (“Cetrel”) and Distribuidora de Água Camaçari S.A. (“Braskem Distribuidora”) resulting from their divestments and IQ Soluções & Química S.A. (“Quantiq”) and IQAG Armazéns Gerais Ltda resulting from the decision to divest (“IQAG”) (Note 3).

The balance sheet and statement of changes in shareholders' equity as on December 31, 2012, were revised to reflect the effects of the retroactive application of IAS 19, as explained in Note 18.

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

2.2.                 Accounting policies

There were no changes in the accounting practices used in the preparation of this report in relation to those presented in the December 31, 2012 financial statements, except as presented in Notes 2.2.1, and 2.2.2.

2.2.1      Revised - Post-employment benefits

The post-employment benefits are financed by contributions to pension funds and the use of actuarial assumptions is necessary to measure the liability and the expenses of the plans, as well as the existence of actuarial gains and losses.

The liability recognized in respect of these plans is the present value of the defined benefit obligation at the balance sheet date, less the fair value of plan assets, adjusted by actuarial gains or losses and past-service costs.

The cost components of post-employment benefits are recognized as follows:

(i)            actuarial gains and losses from the actuarial remeasurement are recognized under “other comprehensive income”;

(ii)          costs of past services are recognized as profit or loss as they are incurred; and

(iii)        the net amount of interest on the assets and liabilities of the plan are recorded in the financial results of the period.

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

Until 2012, item (i) above was not recognized if lower than 10% (a) of the amount of the current defined benefit obligation; and (b) of the fair value of any plan assets. As of 2013, the amount must be recognized at the moment it is determined. The effects of this change are described in the table below:

	Dec/2012
		Post-
		employment
Assets	Published	benefits	Revised

Current assets and non-current assets
held for sale	12,692,327		12,692,327

Non-current
Deferred income tax and social contribution	2,055,621	6,388	2,062,009
Other non-current assets	26,415,630		26,415,630

	28,471,251	6,388	28,477,639

Total assets	41,163,578	6,388	41,169,966

Liabilities

Current liabilities and non-current liabilities
held for sale	12,656,627		12,656,627

Non-current
Deferred income tax and social contribution	2,138,622		2,138,622
Other non-current liabilities	17,704,529	18,204	17,722,733

	19,843,151	18,204	19,861,355

Equity
Other comprehensive income	349,227	(11,816)	337,411
Other equity	8,226,760		8,226,760

Total attributable to the Company's shareholders	8,575,987	(11,816)	8,564,171

Non-controlling interest	87,813		87,813

	8,663,800	(11,816)	8,651,984

Total liabilities and equity	41,163,578	6,388	41,169,966

2.2.2      Non derivative instruments and hedge operations

Management designated non-derivative financial instruments as hedges for the flow of highly probable future exports.

The effective portion of the foreign exchange variation on financial liabilities designated and qualified as hedges for the flow of exports is recognized in "other comprehensive income". These amounts are transferred to the “financial result” in the periods when the item covered by hedge affects the result. The not effective portion is immediately booked at the statement of operations as “financial result”.

When a hedge instrument expires, is sold, or no longer meets the criteria for hedge accounting, it is discontinued prospectively and all the accumulated gain or loss in shareholders' equity remains there and is recognized in the profit or loss of the year when the hedged item or transaction impacts the result. If the hedged item or transaction is settled in advance or discontinued or is not expected to occur, the accumulated gain or loss in shareholders' equity is immediately transferred to "financial results".

Cash flow hedge operations held by the Company are described in Note 20.

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

2.3.                 Consolidated information

The consolidated financial statements comprise the financial statements of Braskem S.A. and the following subsidiaries:

		Total interest - %
		Headquarters
		(Country)	Sep/2013	Dec/2012	Sep/2012

Direct and Indirect subsidiaries
Braskem America, Inc. (“Braskem America”)		USA	100.00	100.00	100.00
Braskem America Finance Company ("Braskem America Finance")		USA	100.00	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)		Argentina	100.00	100.00	100.00
Braskem Austria Finance GmbH ("Braskem Austria Finance")	(i)	Austria	100.00	100.00
Braskem Chile Ltda. (“Braskem Chile”)		Chile	100.00	100.00	100.00
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100.00	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00	100.00
Braskem Idesa S.A.P.I (“Braskem Idesa")		Mexico	75.00	75.00	65.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")		Mexico	75.00	75.00	65.00
Braskem Importação e Exportação Ltda. (“Braskem Importação”)		Brazil	100.00	100.00	100.00
Braskem Incorporated Limited (“Braskem Inc”)		Cayman Islands	100.00	100.00	100.00
Braskem International GmbH ("Braskem Austria")		Austria	100.00	100.00	100.00
Braskem Netherlands B.V (“Braskem Holanda”)		Netherlands	100.00	100.00	100.00
Braskem México, S de RL de CV (“Braskem México”)		Mexico	100.00	100.00	100.00
Braskem Participações S.A. (“Braskem Participações”)		Brazil	100.00	100.00	100.00
Braskem Petroquímica Ltda. (“Braskem Petroquímica”)		Brazil	100.00	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Petroquímica Chile”)		Chile	100.00	100.00	100.00
Braskem Petroquímica Ibérica, S.L. ("Braskem Espanha")		Spain	100.00	100.00	100.00
Braskem Qpar S.A. (“Braskem Qpar”)		Brazil	100.00	100.00	100.00
Cetrel	(ii)	Brazil			53.91
Common Industries Ltd. (“Common”)		British Virgin Islands	100.00	100.00	100.00
Braskem Distribuidora	(ii)	Brazil			100.00
Quantiq	(iii)	Brazil			100.00
IQAG	(iii)	Brazil			100.00
Lantana Trading Co. Inc. (“Lantana”)		Bahamas	100.00	100.00	100.00
Norfolk Trading S.A. (“Norfolk”)		Uruguay	100.00	100.00	100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)		Brazil	100.00	100.00	100.00
Riopol	(iv)	Brazil		100.00	100.00

Specific Purpose Entity ("SPE")
Fundo de Investimento Multimercado Crédito Privado Sol (“FIM Sol”)		Brazil	100.00	100.00	100.00

(i)	Company merged in August 2012.
(ii)	Disvestments in December 2012.
(iii)	Investments classified as non-current assets held for sale and presented in consolidated assets and liabilities in specific lines.
(iv)	Company incorpored in August 2013.

2.4.                 Non-controlling interest in the equity and results of operations of the Company’s subsidiaries

	Shareholders' equity		Profit (loss) for the period
	Sep/2013	Dec/2012	Sep/2013	Sep/2012

Braskem Idesa	126,608	87,813	6,796	(1,885)
Cetrel				8,121
Total	126,608	87,813	6,796	6,236

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

3.                       Held-for-sale assets and discontinued operations

(a)                    Assets held for sale - Quantiq and IQAG

These investments are in the process of sale and the Management of the Company estimates that the negotiations will be concluded in 2013.

The operating profits or losses of Quantiq and IQAG were presented in the segment information as operating segment “Chemical distribution” (Note 26). The operating profits or losses of this segment in the period ended September 30, 2012 were R$38,589.

The profits and losses of Quantiq and IQAG in 2012 are recorded under “profit or loss from discontinued operations” in the statement of operations, and further detailed in item (b) of this Note. The assets and liabilities of these companies on December 31, 2012 are presented under “held-for-sale assets” and “held-for-sale liabilities”, respectively. These amounts are assessed at their book value as of December 31, 2012 since it is lower than the fair value, and will be kept as such until the sale or eventual withdrawal from the divestment.

Profit or loss from discontinued operations includes only transactions with third parties.

(b)                   Discontinued operations – Cetrel, Braskem Distribuidora, Quantiq and IQAG

The results from investments available-for-sale (Note 3(a)) and investments of Cetrel and Braskem Distribuidora, which were sold in December 2012 (Note 1(a.3)). The Company has received, until September 30, 2013, the amount of R$387,036.

The statements of cash flow for January 2012 to September 2012 include the results from discontinued operations.

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

(b.1)    Profit (Loss) from discontinued operations

Sep/2012

Net sales revenue	535,142
Cost of products sold	(470,550)
Gross profit	64,592

Selling, General and administrative expenses	(86,704)
Other operating income, net	3,229

Operating loss	(18,883)

Financial results	(1,145)

Loss before income tax and social contribution	(20,028)

Current and deferred income tax and social contribution	(12,570)

Discontinued operations loss	(32,598)

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

(b.2)    Cash flow information from discontinued operations

Sep/2012

Loss before income tax and social contribution	(20,028)

Adjustments for reconciliation of profit
Depreciation, amortization and depletion	12,276
Interest and monetary and exchange variations, net	2,612
Other adjustments	3,428

(1,712)

Changes in operating working capital	32,128

Net cash generated by operating activities	30,416

Acquisitions to property, plant and equipment	(16,009)
Acquisitions of intangible assets	(475)

Net cash used in investing activities	(16,484)

Short-term and long-term debt
Payment of borrowings	(8,126)

Net cash used in financing activities	(8,126)

Increase in cash and cash equivalents	5,806

Represented by
Cash and cash equivalents at the beginning of the period	148,909
Cash and cash equivalents at the end of the period	154,715

Increase in cash and cash equivalents	5,806

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

4.                       Cash and cash equivalents

	Sep/2013	Dec/2012

Cash and banks	562,134	398,142
Cash equivalents:
Domestic market	1,735,019	1,293,164
Foreign market	1,557,780	1,596,316
Total	3,854,933	3,287,622

This table was presented in the 2012 annual financial statements of the Company, in Note 7.

5.                       Financial investments

		Sep/2013	Dec/2012
Held-for-trading
Investments in FIM Sol		41,285	50,803
Investments in foreign currency		3,914	5,256
Shares		1,170	3,023
Loans and receivables
Investments in FIM Sol			77,469
Investments in local currency			513
Held-to-maturity
Quotas of investment funds in credit rights	(i)	31,590	52,559
Restricted deposits		15,567	1,281
Time deposit investment		34	15,731
Investments in foreign currency	(ii)	559,035	307,639
Compensation of investments in foreign currency	(ii)	(559,035)	(307,639)
Total		93,560	206,635

In current assets		61,968	172,146
In non-current assets		31,592	34,489
Total		93,560	206,635

 This table was presented in the 2012 annual financial statements of the Company, in Note 8.

(i)         On September 30, 2013, Braskem held junior subordinated shares issued by receivables-backed investment funds. These shares are measured by their redemption value and are held until the conclusion of operations of said funds. The funds issue two other types of shares that enjoy priority in compensation over the junior subordinated shares. The risk related to the operations of these funds is limited to the value of the shares held by the Braskem.

(ii)       On September 30, 2013, Braskem Holanda had a financial investments held-to-maturity that was irrevocably offset by an export prepayment agreement of the Braskem, in the amount of US$250 million, as provided for in the credit assignment agreement entered into between these two companies and Banco Bradesco (Note 13). This accounting offset was carried out in accordance with IAS 32, which provides for the possibility of offsetting financial instruments when there is intent and rightfully executable right to realize an asset and settle a liability simultaneously.

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

6.                       Trade accounts receivable

	Sep/2013	Dec/2012
Consumers
Domestic market	1,567,170	1,038,673
Foreign market	1,459,870	1,582,433
Allowance for doubtful accounts	(289,872)	(256,884)
Total	2,737,168	2,364,222

In current assets	2,633,775	2,326,480
In non-current assets	103,393	37,742
Total	2,737,168	2,364,222

This table was presented in the 2012 annual financial statements of the Company, in Note 9.

The Company realizes part of its trade accounts receivable through the sale of trade notes to funds that acquire receivables. These operations are not entitled to recourse, for which reason the trade notes are written-off at the moment of the operation.

7.                       Inventories

	Sep/2013	Dec/2012

Finished goods	3,465,273	2,622,736
Raw materials, production inputs and packaging	1,091,939	1,175,451
Maintenance materials	224,609	211,517
Advances to suppliers	49,719	61,385
Imports in transit and other	65,756	30,966
Total	4,897,296	4,102,055

This table was presented in the 2012 annual financial statements of the Company, in Note 10.

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

8.                       Related parties

The information concerning related parties was presented in the 2012 annual financial statements of the Company, in Note 11.

	Balances at September 30, 2013
	Assets									Liabilities
	Current						Non-current			Current
	Trade accounts receivable	Related parties		Other		Total	Related parties		Total	Trade payables
		Receivable notes	Other receivable				Loan agreements	Other receivable

Jointly-controlled investments
RPR				439	(i)	439
				439		439

Associated companies
Borealis	19,278	187				19,465
	19,278	187				19,465

Related companies
Odebrecht and subsidiaries	429			321,332	(ii)	321,761				2,882
Petrobras and subsidiaries	126,081		31,563			157,644	66,178	66,301	132,479	1,635,623
Other	14,526					14,526
	141,036		31,563	321,332		493,931	66,178	66,301	132,479	1,638,505

Total	160,314	187	31,563	321,771		513,835	66,178	66,301	132,479	1,638,505

(i) Amount under “dividends and interest on capital receivable”

(ii) Amounts under “other accounts receivable”

	Income statement transactions from January to September 30, 2013
			Financial
		Purchases of	income	Cost of
		raw materials,	(expenses)	production/general
	Sales	services and	and shareholder's	and administrative
	of products	utilities	equity	expenses

Jointly-controlled investments
RPR	13,886	21,908
	13,886	21,908

Associated companies
Borealis	232,489
	232,489

Related companies
Odebrecht and subsidiaries	18,593	161,760
Petrobras and subsidiaries	909,028	11,563,130	3,355
Other	25,454	4,468
	953,075	11,729,358	3,355

Post employment benefit plan
Odeprev				13,282
				13,282

Total	1,199,450	11,751,266	3,355	13,282

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

	Balances at December 31, 2012
	Assets									Liabilities
	Current						Non-current			Current
	Trade accounts receivable	Related parties		Other		Total	Related parties		Total	Trade payables
		Receivable notes	Other receivable				Loan agreements	Other receivable

Jointly-controlled investments
RPR				2,645	(i)	2,645
				2,645		2,645

Associated companies
Borealis	1,017	187				1,204
	1,017	187				1,204

Related companies

Odebrecht and subsidiaries				652,100	(ii)	652,100				1,388
Petrobras and subsidiaries	95,462		13,725			109,187	62,822	64,805	127,627	1,505,754
Sansuy	15,640					15,640
	111,102		13,725	652,100		776,927	62,822	64,805	127,627	1,507,142

Total	112,119	187	13,725	654,745		780,776	62,822	64,805	127,627	1,507,142

(i) Amount under “dividends and interest on capital receivable”

(ii) Amounts under “other accounts receivable”

	Income statement transactions from January to September 30, 2012
			Financial
		Purchases of	income	Cost of
		raw materials,	(expenses)	production/general
	Sales	services and	and shareholder's	and administrative
	of products	utilities	equity	expenses
Jointly-controlled investments
RPR	11,500	30,725	743
	11,500	30,725	743
Associated companies
Borealis	88,245
	88,245
Related companies
Odebrecht and subsidiaries		259,225
Petrobras and subsidiaries	815,327	12,438,717	3,488
Sansuy	20,961	11,050
Other	3,150	232,010
	839,438	12,941,002	3,488
Post employment benefit plan
Odeprev				18,565
				18,565

Total	939,183	12,971,727	4,231	18,565

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

(a)                    Key management personnel

The Company considered as “Key management personnel” the members of the Board of Directors and Board of Executive Officers, composed of the Chief Executive Officer and vice-presidents. Not all members of the Board of Executive Officers are members of the Statutory Board of Executive Officers.

Non-current liabilities	Sep/2013	Dec/2012

Long-term incentives	2,619	2,897
Total	2,619	2,897

Income statement transactions	Sep/2013	Sep/2012
Remuneration
Short-term benefits to employees and managers	28,232	29,771
Post-employment benefit	206	156
Long-term incentives	52	308
Total	28,490	30,235

9.                       Taxes recoverable

	Note	Sep/2013	Dec/2012
Brazil
IPI		35,790	32,734
Value-added tax on sales and services (ICMS) - normal operations		692,374	845,045
ICMS - credits from PP&E		120,358	178,920
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations	(a)	436,421	484,692
PIS and COFINS - credits from PP&E		261,150	273,693
PIS and COFINS - Law 12,859/13	(a)	220,933
PIS and COFINS - Law 9,718/98		128,066	171,140
PIS - Decree-Law 2,445 and 2,449/88		99,062	104,256
Income tax and social contribution (IR and CSL)		509,942	452,867
REINTEGRA program	(b)	237,748	217,775
Other		172,059	150,980

Other countries
Value-added tax	(c)	187,342	90,301
Income tax		1,829	177
Other		1,228	765

Total		3,104,302	3,003,345

Current assets		1,709,696	1,476,211
Non-current assets		1,394,606	1,527,134
Total		3,104,302	3,003,345

The information related to taxes recoverable was presented in the 2012 annual financial statements of the Company, in Note 12.

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

(a)                    PIS and COFINS – Law 12,859/13

Law 12,859 was published on September 10, 2013, converting Provisional Presidential Decree No. 613 of May 8, 2013, which, among others, reduced the PIS and COFINS social contributions on imports and sales in the domestic market of certain inputs manufactured by domestic manufacturers, and also offers fresh credit to the chemical and petrochemical production chain. The realizations of credits occur in two ways: (i) offset of overdue or falling due liabilities related to taxes levied by the Federal Revenue Service; or (ii) cash reimbursement.

(b)                    REINTEGRA Program

In the period ended September 30, 2013, the Company recognized credits in the amount of R$170,144 and offset the amount of R$150,171.

(c)                    Value added tax (“VAT”)

On September 30, 2013, this line included:

(i)     R$18,934 from sales by Braskem Germany to other countries. These credits are refunded in cash by the local government; and

(ii)   R$168,408 from purchases of machinery and equipment for the Ethylene XXI Project (Note 14). These credits may be refunded, in cash, by the local government or offset with VAT due from the start of operations of the project.

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

10.                   Investments

The information related to investments was presented in the Company’s 2012 annual financial statements, in Note 16.

(a)                    Information on investiments

		Interest in total capital		Adjusted net profit (loss)		Adjusted
		(%) - Sep/2013		for the period		equity
		Direct	Direct and Indirect	Sep/2013	Sep/2012	Sep/2013	Dec/2012

Jointly-controlled investments							-
RPR		33.20	33.20	8,400	12,858	118,715	128,591
OCE	(i)	20.00	20.00	291		303
Polimerica	(ii)				(53,805)
Propilsur		49.00	49.00	(2,593)	(859)	107,869	109,695

Associates
Borealis		20.00	20.00	5,492	16,102	166,746	165,459
Companhia de Desenvolvimento
Rio Verde ("Codeverde")		35.97	35.97	(406)	(596)	45,671	46,342

(i)         Shares acquired in July 2013. (Note 1(a.5))

(ii)       Withdrawal of the interest in this investment in November 2012

(b)                    Changes in investments

				Provision		Currency
	Balance at	Capital	Equity	for loss on	Interest	translation	Balance at
	Dec/2012	increase	in results	investment	gain	adjustments	Sep/2013

Jointly-controlled investments
OCE		2	25		33		60
Propilsur	44,145		692			(4,368)	40,469
RPR	42,698		(3,279)				39,419
	86,843	2	(2,562)		33	(4,368)	79,948

Associates
Borealis	31,944		1,405				33,349
Nitrocolor		38		(38)
	31,944	38	1,405	(38)			33,349

Total	118,787	40	(1,157)	(38)	33	(4,368)	113,297

(c)                    Breakdown of equity accounting results

	Sep/2013	Sep/2012

Equity in results of subsidiaries, associate and jointly-controlled	(1,701)	(24,549)
Provision for losses on investments		(9,931)
Other		1,733
	(1,701)	(32,747)

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

11.                   Property, plant and equipment

			Sep/2013			Dec/2012
		Accumulated			Accumulated
		depreciation/			depreciation/
	Cost	depletion	Net	Cost	depletion	Net

Land	421,330		421,330	417,077		417,077
Buildings and improvements	1,788,244	(754,516)	1,033,728	1,749,193	(699,935)	1,049,258
Machinery, equipment and installations	25,157,534	(10,601,063)	14,556,471	24,514,118	(9,296,148)	15,217,970
Projects in progress	7,326,740		7,326,740	4,057,731		4,057,731
Other	905,915	(428,927)	476,988	805,160	(370,411)	434,749
Total	35,599,763	(11,784,506)	23,815,257	31,543,279	(10,366,494)	21,176,785

This table was presented in the Company’s 2012 annual financial statements, in Note 17.

Impairment test for property, plant and equipment

There were no significant events or circumstances in the period ended September 30, 2013 that indicate the need for impairment testing on the property, plant and equipment.

12.                   Intangible assets

			Sep/2013	Dec/2012
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net

Goodwill based on future profitability	3,187,722	(1,128,804)	2,058,918	3,187,722	(1,128,804)	2,058,918
Trademarks and patents	208,074	(80,016)	128,058	199,367	(71,141)	128,226
Software and use rights	441,432	(223,897)	217,535	402,396	(183,908)	218,488
Contracts with customers and suppliers	703,151	(197,491)	505,660	685,890	(150,556)	535,334
Total	4,540,379	(1,630,208)	2,910,171	4,475,375	(1,534,409)	2,940,966

This table was presented in the 2012 annual financial statements of the Company, in Note 18.

Impairment testing of intangible assets with definite and indefinite useful life

There were no significant events or circumstances in the period ended September 30, 2013 that indicated the need to update the impairment test performed in October 2012 on intangible assets with indefinite useful life.

There were no significant events or circumstances in the period ended September 30, 2013 that indicate the need for impairment testing on the intangible assets with definite useful life.

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

13.                   Borrowings

		Annual financial charges
			Average interest (unless otherwise stated)
		Monetary restatement		Sep/2013	Dec/2012
Foreign currency
Bonds and Medium term notes (MTN)		Note 13 (a)	Note 13 (a)	9,987,588	9,278,759
Advances on exchange contracts		US dollar exchange variation	1.54%		173,939
Export prepayments		Note 13 (b)	Note 13 (b)	654,752	513,610
BNDES (i)		Note 13 (c)	Note 13 (c)	492,912	495,260
Export credit notes		Note 13 (d)	Note 13 (d)	805,547	787,687
Working capital		US dollar exchange variation	1.77% above Libor	602,535	917,283
Other		US dollar exchange variation	4.00% above Libor	1,192
Other		Exchange variation (UMBNDES)	6.06%		768
Transactions costs, net				(81,865)	(60,285)

Local currency
Export credit notes		Note 13 (d)	Note 13 (d)	2,852,290	2,384,414
BNDES	(i)	Note 13 (c)	Note 13 (c)	2,213,658	2,381,892
BNB/ FINAME/ FINEP/ FUNDES	(i)		6.87%	616,762	605,273
BNB/ FINAME/ FINEP/ FUNDES	(i)	TJLP	0.32%	17,980	25,746
Other		TJLP	2.87%		7,292
Total				18,163,351	17,511,638

Current liabilities				2,492,015	1,836,028
Non-current liabilities				15,671,336	15,675,610
Total				18,163,351	17,511,638

 (i)   Governmental financial companies

The information related to borrowings was presented in the 2012 annual financial statements of the Company, in Note 19.

(a)                    Bonds and MTN

	Issue amount		Interest
Issue date	(US$ in thousands)	Maturity	(% per year)	Sep/2013	Dec/2012
July 1997	250,000	June 2015	9.38	148,378	134,175
January 2004	250,000	January 2014	11.75	165,543	169,609
September 2006	275,000	January 2017	8.00	284,731	275,270
June 2008	500,000	June 2018	7.25	969,465	1,026,894
May 2010	400,000	May 2020	7.00	911,073	820,621
May 2010	350,000	May 2020	7.00	802,202	722,596
October 2010	450,000	no maturity date	7.38	1,021,180	935,776
April 2011	750,000	April 2021	5.75	1,710,855	1,545,798
July 2011	500,000	July 2041	7.13	1,130,006	1,053,701
February 2012	250,000	April 2021	5.75	572,192	516,995
February 2012	250,000	no maturity date	7.38	567,322	519,876
May 2012	500,000	May 2022	5.38	1,139,638	1,030,598
July 2012	250,000	July 2041	7.13	565,003	526,850
Total	4,975,000			9,987,588	9,278,759

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

(b)                    Export prepayments (“EPP”)

		Initial amount
		of the transaction
Issue date		(US$ thousand)	Maturity	Charges (% per year)	Sep/2013	Dec/2012
May 2010	(i)	150,000	May-2015	US dollar exchange variation + semiannual Libor + 2.40	-	307,406
December 2010		100,000	December-2017	US dollar exchange variation + semiannual Libor + 2.47	228,864	206,204
January 2013		200,000	November-2022	US dollar exchange variation + semiannual Libor + 1.10	425,888
Total		450,000			654,752	513,610

(i)     Financing offset by a financial investment in September 2013 (Note 5).

(c)                    BNDES borrowings

Projects	Issue date	Maturity	Charges (% per year)	Sep/2013	Dec/2012

Foreign currency
Other	2006	October-2016	US dollar exchange variation + 6.44	6,766	7,708
Other	2006	January-2013	Monetary variation (UMBNDES) + 5.46		100
Limit of credit UNIB-South	2006	July-2014	US dollar exchange variation + 5.46 to 5.66	5,611	10,747
Braskem Qpar expansion	2006/2007/2008	April-2016	US dollar exchange variation + 6.14 to 6.44	15,612	21,072
Braskem Qpar expansion	2006/2007/2008	January-2015	Monetary variation (UMBNDES) + 6.29	1,479	2,099
Limit of credit I	2007	April-2015	US dollar exchange variation + 4.96 to 5.85	29,668	42,519
Green PE	2009	July-2017	US dollar exchange variation + 6.22	40,561	44,440
Limit of credit II	2009	January-2017	US dollar exchange variation + 6.22	83,165	93,354
New plant PVC Alagoas	2010	January-2020	US dollar exchange variation + 6.22	114,032	101,647
Limit of credit III	2011	October-2018	US dollar exchange variation + 6.06 to 6.09	156,131	143,186
Butadiene	2011	January-2021	US dollar exchange variation + 6.09	39,887	28,388
				492,912	495,260

Local currency
Other	2006	September-2016	TJLP + 2.80	53,764	67,218
Limit of credit UNIB-South	2006	Mai-2014	TJLP + 2.02 to 2.32	17,084	44,432
Braskem Qpar expansion	2006/2007/2008	February-2014	TJLP + 1.00 to 3.30	129,973	197,546
Limit of credit I	2007	April-2015	TJLP + 1.81 to 2.32	108,046	173,477
Green PE	2008/2009	June-2017	TJLP + 0.00 to 4.78	344,070	414,278
Limit of credit II	2009	January-2017	TJLP + 2.58 to 3.58	260,393	319,039
Limit of credit II	2009	January-2017	4.50	11,634	14,252
New plant PVC Alagoas	2010	December-2019	TJLP + 0.00 to 3.58	367,001	351,406
New plant PVC Alagoas	2010	December-2019	5.50	41,756	43,066
Limit of credit III	2011	September-2018	TJLP + 0.00 to 3.45	637,795	582,981
Limit of credit III	2011	July-2018	4.00 to 5.50	102,969	64,095
Butadiene	2011	December-2020	TJLP + 0.00 to 3.45	139,173	110,102
				2,213,658	2,381,892

Total				2,706,570	2,877,152

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

(d)                    Export credit notes (“NCE”)

		Initial amount
Issue date		of the transaction	Maturity	Charges (% per year)	Sep/2013	Dec/2012

Foreign currency
November 2006		167,014	May 2018	Us dollar exchange variation + 8.10	179,537	161,150
April 2007		101,605	March 2018	Us dollar exchange variation + 7.87	115,741	104,029
May 2007		146,010	May 2019	Us dollar exchange variation + 7.85	171,699	154,298
January 2008		266,430	February 2020	Us dollar exchange variation + 7.30	338,570	315,973
March 2008	(i)	41,750	March 2016	Us dollar exchange variation + 7.50		52,237
		722,809			805,547	787,687

Local currency
April 2010	(ii)	50,000	March 2014	100% of CDI	69,371	65,678
June 2010	(ii)	200,000	June 2014	100% of CDI	270,891	256,471
February 2011	(ii)	200,000	February 2014	99% of CDI	251,189	297,434
April 2011	(iii)	450,000	April 2019	112.5% of CDI	458,707	456,876
June 2011	(ii)	80,000	June 2014	98.5% of CDI	96,632	91,563
August 2011	(iii)	400,000	August 2019	112.5% of CDI	403,298	402,527
January 2012	(iv)	200,000	December 2013	103% of CDI		217,320
June 2012	(ii)	100,000	June 2014	103% of CDI	109,836	103,818
September 2012	(ii)	300,000	September 2015	103% of CDI	323,402	305,684
October 2012	(ii)	85,000	September 2014	98.5% of CDI	91,204	86,419
November 2012	(v)	100,000	November 2013	106% of CDI		100,624
February 2013	(vi)	100,000	February 2016	8.00	101,183
February 2013	(vi)	50,000	February 2016	7.50	50,494
February 2013	(vi)	100,000	February 2016	8.00	100,967
February 2013	(vi)	50,000	February 2016	8.00	50,440
February 2013	(vi)	100,000	February 2016	8.00	100,902
March 2013	(vi)	50,000	March 2016	8.00	50,246
March 2013	(vi)	17,500	March 2016	8.00	17,579
August 2013	(vi)	10,000	August 2016	8.00	10,127
August 2013		6,909	October 2013	105.5% of CDI	6,962
August 2013		163,469	February 2014	106.75% of CDI	165,197
August 2013		26,023	February 2014	106% of CDI	26,366
September 2013		94,449	October 2013	106.5% of CDI	94,963
September 2013		2,320	October 2013	107.8% of CDI	2,334
Total		2,935,670			2,852,290	2,384,414

(i)         Financing paid in advance in September 2013.

(ii)        Maturities and charges on these operations were renegotiated in October 2013 (Note 27(b)).

(iii)      The Company enters into swap transactions for these NCE contracts in order to offset the variation in the Interbank Certificate of Deposit (CDI) rate.

(iv)      Financing paid in advance in March 2013.

(v)        Financing paid in advance in January 2013.

(vi)      The Company enters into swap transactions for these NCE contracts (from 77.52% to 92.70% of CDI).

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

(e)                    Payment schedule

The maturity profile of the long-term amounts is as follows:

	Sep/2013	Dec/2012

2014	209,378	1,759,551
2015	1,626,728	1,515,498
2016	1,762,062	1,092,519
2017	833,999	715,362
2018	1,548,962	1,512,383
2019	1,223,289	1,146,166
2020	2,110,226	1,884,761
2021	2,294,511	2,059,513
2022 and thereafter	4,062,181	3,989,857
Total	15,671,336	15,675,610

(f)                     Capitalized financial charges

The Company capitalized financial charges in the period ended September 30, 2013 in the amount of R$209,459 (R$121,723 in the period ended September 30, 2012), including monetary variation and part of the exchange variation. The average rate of these charges applied on ongoing projects was 7.10% p.a. (7.16% p.a. in the period ended September 30, 2012).

(g)                    Guarantees

Braskem gave collateral for part of its borrowings as follows:

		Total
		debt	Total
Loans	Maturity	Sep/2013	guaranteed	Guarantees

BNB	December 2022	290,274	290,274	Mortgage of plants, pledge of machinery and equipment
BNDES	January 2021	2,706,570	2,706,570	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	June 2020	215,646	215,646	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	January 2022	125,818	125,818	Bank surety
FINAME	February 2022	3,004	3,004	Pledge of equipment
Total		3,341,312	3,341,312

14.                   Project finance

Braskem Idesa is constructing a plant in Mexico (Ethylene XXI Project), with capacity to produce around 750 kton of high-density polyethylene and 300 kton of low-density polyethylene using ethane as feedstock. The raw material will be supplied through an agreement with PEMEX-Gás for delivery of 66,000 barrels of ethane per day for 20 years.

In line with the Company’s financial policy, the investment is being financed under the Project Finance mode, whereby the project loan must be paid exclusively with the cash generated by the project itself and shareholders provide limited guarantees (limited recourse project finance). Thus, this financing has the usual guarantees of this type of operation such as assets, receivables, cash generation and other rights from the project, as well commitments by shareholders to inject a limited amount of capital to provide for eventual additional costs thereof.

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

The financing structure was concluded in December 2012, at the ratio of 70% debt and 30% equity. The total financing contracted to meet construction expenses and start project operation was US$3,193,095 thousand. The first tranche of R$3,316,211 (US$1,483,896 thousand) was received on July 24, 2013. A portion of these funds was used to settle the amounts lent by shareholders Braskem (without impact to the consolidated information) and Grupo Idesa, totaling R$1,449,826 (US$648,750 thousand) and R$483,276 (US$216,250 thousand), respectively. The release of the second tranche is expected to occur at November 6, 2013, amounting to US$545,331 thousand.

Braskem Idesa capitalized the financial charges incurred on this financing, since its funding through September 30, 2013, in the amount of R$26,262 (MXN$147,835 thousand). The average interest rate was 4.88% p.a.

The breakdown of charges and maturities is as follows:

	Contract value	Value received
Identification	US$ thousands	US$ thousands	Maturity	Charges (% per year)	Sep/2013	Dec/2012
Project finance I	700,000	375,766	February-2027	Us dollar exchange variation + quarterly Libor + 3.25	841,640
Project finance II	210,000	24,054	February-2027	Us dollar exchange variation + 6.17	54,084
Project finance III	600,000	131,360	February-2029	Us dollar exchange variation + 4.33	294,520
Project finance IV	660,000	442,971	February-2029	Us dollar exchange variation + quarterly Libor + 3.88	992,934
Project finance V	400,000	214,723	February-2029	Us dollar exchange variation + quarterly Libor + 4.65	481,821
Project finance VI	90,000	8,852	February-2029	Us dollar exchange variation + quarterly Libor + 2.73	19,828
Project finance VII	533,095	286,170	February-2029	Us dollar exchange variation + quarterly Libor + 4.64	646,714
Transactions costs					(31,482)
Total	3,193,095	1,483,896			3,300,059

Current liabilities					15,847
Non-current liabilities					3,284,212
Total					3,300,059

The maturity profile of this long-term financing, by year of maturity, is as follows:

	Sep/2013	Dec/2012

2016	195,788
2017	265,027
2018	265,027
2019	265,027
2020	265,027
2021	265,027
2022 and thereafter	1,763,289
Total	3,284,212

In accordance with the Company’s risk management strategy and based on its financial policy, the Management contracted and designated derivative operations under hedge accounting (Note 20.2.1 (b.ii)) in order to offset the change in future debt-related financial expenses caused by the fluctuation of the Libor rate.

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

15.                   Taxes payable

	Sep/2013	Dec/2012

Brazil
IPI	81,520	71,440
PIS and COFINS		5,764
Income tax and social contribution	82,036	54,987
ICMS	102,032	72,435
Federal tax payment program - Law 11,941/09	1,083,397	1,237,156
Other	54,770	59,630

Other countries
Value-added tax		2,538
Income tax		2,132
Other	599	1,460
Total	1,404,354	1,507,542

Current liabilities	398,289	342,789
Non-current liabilities	1,006,065	1,164,753
Total	1,404,354	1,507,542

The information related to taxes payable was presented in the Company’s 2012 annual financial statements, in Note 21.

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

16.                   Income tax (“IR”) and social contribution (“CSL”)

(a)                    Reconciliation of the effects of income tax and social contribution on profit or loss

	Sep/2013	Sep/2012

Income (loss) before IR and CSL and after discontinued operations	776,296	(1,675,351)

IR and CSL at the rate of 34%	(263,941)	569,620

Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees	(578)	(8,347)
Effects from pre-payment of taxes	5,864	27,374
Tax incentives	501	436
Other permanent adjustments	(25,745)	81,040

Effect of IR and CSL on results of operations	(283,899)	670,123

Breakdown of IR and CSL:

Current IR and CSL / continued operations	(62,089)	(12,522)
Current IR and CSL / discontinued operations		(12,441)
Current IR and CSL	(62,089)	(24,963)

Deferred IR and CSL / continued operations	(221,810)	695,215
Deferred IR and CSL / discontinued operations		(129)
Deferred IR and CSL	(221,810)	695,086

Total IR and CSL on income statement	(283,899)	670,123

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

(b)               Breakdown of deferred income tax and social contribution

Non-current assets	Sep/2013	Dec/2012

Tax losses (IR) and negative base (CSL)	957,748	1,099,345
Goodwill amortized	12,810	31,432
Exchange variations	625,266	215,545
Temporary adjustments	546,391	362,198
Business combination	230,699	243,517
Pension plan	63,800	49,912
Deferred charges - write-off	43,494	60,060
	2,480,208	2,062,009

Non-current liabilities

Amortization of goodwill based on future profitability	629,046	586,857
Tax depreciation	497,625	391,224
Temporary differences	335,093	327,500
Business combination	595,153	624,817
Write-off negative goodwill of incorporated subsidiaries	1,336	1,781
Additional indexation PP&E	143,665	154,189
Other	52,673	52,254
	2,254,591	2,138,622

(c)               Offset of deferred income and social contribution tax assets and liabilities

		Sep/2013
	Headquarters (Country)	IR-CSL Asset	IR-CS Liability

Braskem S.A.	Brazil	1,528,332	(1,073,689)
Braskem Argentina	Argentina	4,511
Braskem Alemanha	Germany	45,572	(10,275)
Braskem Idesa	Mexico	111,623
Braskem Petroquímica	Brazil	207,628	(113,384)
Petroquímica Chile	Chile	238	(105)
Braskem Qpar	Brazil	582,304	(744,867)
Braskem America	USA		(312,271)

		2,480,208	(2,254,591)

		Dec/2012
	Headquarters (Country)	IR-CSL Asset	IR-CS Liability

Braskem S.A.	Brazil	1,100,611	(1,015,743)
Braskem Argentina	Argentina	3,251
Braskem Alemanha	Germany	17,448	(9,176)
Braskem Idesa	Mexico	24,677
Braskem Petroquímica	Brazil	214,430	(93,256)
Petroquímica Chile	Chile	169
Braskem Qpar	Brazil	459,914	(626,807)
Riopol	Brazil	237,944	(88,201)
Braskem America	USA	3,565	(305,439)

		2,062,009	(2,138,622)

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

(d)               Realization of deferred income tax and social contribution

In the period ended September 30, 2013, there were no material events or circumstances that indicate any compromise of the realization of these deferred taxes.

The information related to income tax and social contribution was presented in the 2012 annual financial statements of the Company, in Note 22.

17.                   Sundry provisions

	Sep/2013	Dec/2012

Provision for customers bonus	37,673	40,666
Provision for recovery of environmental damages	80,846	32,944
Judicial and administrative provisions	302,094	333,218
Other	9,634	8,847
Total	430,247	415,675

Current liabilities	52,150	52,264
Non-current liabilities	378,097	363,411
Total	430,247	415,675

The composition of provisions for judicial and administrative suits is as follows:

		Sep/2013	Dec/2012

Labor claims		88,222	75,697

Tax claims
Income tax and social contribution		31,615	29,980
PIS and COFINS		34,820	32,929
ICMS - interstate purchases		84,263	79,688
ICMS - other	(i)	11,171	56,974
Other		44,143	50,744

Corporate claims and other		7,860	7,206
		302,094	333,218

(i)         Payment of R$47,746 was made with the advantages of the Special Installment Program implemented by the São Paulo State Government.

This table and the information on provisions were presented in the 2012 annual financial statements of the Company, in Note 23.

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

18.                   Post-employment benefits

The amounts recognized for defined benefit pension plans are as follows:

		Sep/2013	Dec/2012
Petros Copesul		187,662	147,175
Novamont Braskem America	(i)	10,501	10,381
Braskem Alemanha	(i)	29,892	26,221
		228,055	183,777

Current liabilities		187,662	147,175
Non-current liabilities		40,393	36,602
Total		228,055	183,777

(i)         With the adoption of IAS 19, the actuarial losses previously unrecognized in these two plans in the amount of R$18,204 (R$11,816, net of income tax) were recognized retroactively, at December 31, 2012, under "other comprehensive income (loss)". The balance sheet on that date was restated to reflect the changes to the item “post-employment benefits”.  For comparison purposes, the information for December 31, 2011 was not restated in the statement of changes in shareholders’ equity, since the amounts are immaterial.

19.                   Contingencies

The Company has contingent liabilities related to lawsuits and administrative proceedings arising from the normal course of its business. These contingencies are of a labor and social security, tax, civil and corporate nature and involve risks of losses that are classified by the Company’s management as possible. A provision for the lawsuits for which the risk of loss is classified as probable is recognized and is presented in Note 17 of this report.

The balance of contingencies not accounted for at September 30, 2013:

	Sep/2013	Dec/2012

Tax claims	2,962,456	2,967,799
Other lawsuits	336,292	411,324
Total	3,298,748	3,379,123

The description of the main contingent liabilities of the Company was presented in the 2012 annual financial statements, in Note 28.

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

20.                   Financial instruments

The information related to financial instruments was presented in the 2012 financial statements of the Company, in Note 20.

20.1.             Non-derivative financial instruments – measured at fair value

			Fair value	Book value		Fair value
	Note	Classification by category	hierarchy	Sep/2013	Dec/2012	Sep/2013	Dec/2012

Cash and cash equivalents	4
Cash and banks		Loans and receivables		562,134	398,142	562,134	398,142
Financial investments in Brazil		Held-for-trading	Level 2	521,246	393,348	521,246	393,348
Financial investments in Brazil		Loans and receivables		1,213,773	899,816	1,213,773	899,816
Financial investments abroad		Held-for-trading	Level 2	1,557,780	1,596,316	1,557,780	1,596,316
				3,854,933	3,287,622	3,854,933	3,287,622

Financial investments	5
FIM Sol investments		Held-for-trading	Level 2	41,285	50,803	41,285	50,803
Investments in foreign currency		Held-for-trading	Level 2	3,914	5,256	3,914	5,256
Investments in foreign currency		Held-to-maturity		34	15,731	34	15,731
Shares		Held-for-trading	Level 1	1,170	3,023	1,170	3,023
FIM Sol investments		Loans and receivables			77,469		77,469
Investments in national currency		Loans and receivables			513		513
Quotas of receivables investment fund		Held-to-maturity		31,590	52,559	31,590	52,559
Restricted deposits		Held-to-maturity		15,567	1,281	15,567	1,281
				93,560	206,635	93,560	206,635

Trade accounts receivable	6	Loans and receivables		2,737,168	2,364,222	2,737,168	2,364,222

Related parties credits	8	Loans and receivables		164,229	141,539	164,229	141,539

Other receivables
Disposal of shareholdings		Loans and receivables		265,064	652,100	265,064	652,100

Trade payables		Other financial liabilities		9,715,114	8,897,597	9,715,114	8,897,597

Borrowings	13
Foreign currency - Bond		Other financial liabilities	Level 1	9,987,588	9,278,759	9,845,365	10,032,553
Foreign currency - other borrowings		Other financial liabilities		2,556,938	2,887,779	2,556,938	2,887,779
Local currency		Other financial liabilities		5,700,690	5,404,617	5,700,690	5,405,688
				18,245,216	17,571,155	18,102,993	18,326,020

Project finance	14	Other financial liabilities		3,331,541		3,331,541

Other payables
Creditors for the acquisitions of shares		Other financial liabilities		270,636	256,030	270,636	256,030
Accounts payable to non-controlling		Other financial liabilities		216,843	260,649	216,843	260,649
				487,479	516,679	487,479	516,679

Fair value hierarchy

Level 1 – fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange.

Level 2 – fair value obtained from discounted cash flow models, when the instrument is a forward purchase or sale or a swap contract, or valuation models of option contracts, such as the Black-Scholes model, when the derivative has the characteristics of an option.

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

20.2.             Financial instruments designated and not designated for hedge accounting

			Operation characteristics
		Fair value	Principal exposure			Change in	Financial
Identification	Note	hierarchy		Derivatives	Dec/2012	fair value	settlement	Sep/2013

Non-hedge accounting transactions
Non-deliverable forward ("NDF") - ethanol		Level 2	Real	Dollar	1,791	52	(1,843)
Commodity swap - Naphtha	20.2.1 (a.i)	Level 2	Fixed price	Variable price		56	(183)	(127)
Commodity swap - Naphtha	20.2.1 (a.i)	Level 2	Fixed price	Variable price		(2,408)		(2,408)
Contract for the future purchase - ethanol		Level 1	Fixed price	Variable price	2		(2)
Exchange swap		Level 2	Dollar	CDI	4,968	(1,688)	(3,280)
Interest rate swaps	20.2.1 (a.ii)	Level 2	Fixed rate	CDI		20,300	2,588	22,888
Deliverable Forward	20.2.1 (a.iii)	Level 2	Mexican peso	Dollar		69,932	1,868	71,800
Deliverable Forward	20.2.1 (a.iv)	Level 2	Euro	Dollar		(2,739)	(1,723)	(4,462)
					6,761	83,505	(2,575)	87,691

Hedge accounting transactions
Exchange swap	20.2.1 (b.i)	Level 2	CDI	Dollar	286,617	41,085	5,350	333,052
Interest rate swaps	20.2.1 (b.ii)	Level 2	Libor	Dollar		(70,368)	(1,746)	(72,114)
					286,617	(29,283)	3,604	260,938

Current assets (other receivables)								(33,174)
Non current assets (other receivables)								(93,714)
Current liabilities (derivatives operations)					293,378			116,288
Non current liabilities (derivatives operations)								359,229
					293,378			348,629

20.2.1.       Existing operations on September 30, 2013

(a)                    Non-hedge accounting transactions

The regular changes in the fair value of swaps are recorded as financial income or expenses in the same period in which they occur. Braskem recognized a financial expense of R$83,505 related to the change in the fair value of these swaps for the period ended September 30, 2013.

 (a.i)       Commodity swap - Naphtha

The parent company made a single operation of resin at a fixed price sale to a final customer. With the goal of preserving its margin, potentially affected by the fluctuation in the price of naphtha, were made four future purchase contracts at a fixed price of this raw material, as shown below:

Identification	Nominal value	Fixed price - US$/Ton (hedge)	Maturity		Fair value
	US$ thousands			Sep/2013	Dec/2012
Commodity swap - naphtha	477	830,000	February-2014	(50)
Commodity swap - naphtha	477	830,000	March-2014	(38)
Commodity swap - naphtha	477	830,000	April-2014	(26)
Commodity swap - naphtha	425	830,000	May-2014	(13)
Total	1,857			(127)

Current assets (other receivables)				(127)
Total				(127)

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

Braskem Inc. signed a contract for the purchase of naphtha at a fixed price with the supplier. To preserve its margin, potentially affected by the fluctuation in resin prices, it contracted a swap operation that also makes variable the cost of this raw material, as follows:

Identification	Nominal value	Fixed price - US$/Ton (hedge)	Maturity		Fair value
	US$ thousands			Sep/2013	Dec/2012
Commodity swap - naphtha	35,483	959.000	October-2013	(2,408)
Total	35,483			(2,408)

Current assets (other receivables)				(2,408)
Total				(2,408)

(a.ii)       Interest rate swap linked to NCE

Braskem has contracted financing facilities in the form of export credit note (NCE) (Note 13(d)) with fixed interest payments. Considering that the cash in Brazilian real is largely invested in the overnight rate (CDI)-indexed investments, the Company contracted swaps to match financial charges with cash yields.

Identification		Interest rate	Maturity		Fair value
	Nominal value	(hedge)		Sep/2013	Dec/2012
Swap NCE I	100,000	90.65% CDI	February-2016	4,811
Swap NCE II	50,000	88.20% CDI	February-2016	2,573
Swap NCE III	100,000	92.64% CDI	February-2016	4,998
Swap NCE IV	50,000	92.70% CDI	February-2016	2,544
Swap NCE V	100,000	91.92% CDI	February-2016	4,890
Swap NCE VI	50,000	92.25% CDI	March-2016	2,314
Swap NCE VII	17,500	91.10% CDI	March-2016	758
Total	467,500			22,888

Current liabilities (derivatives operations)				22,888
Total				22,888

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

(a.iii)      Currency futures contract– Mexican Peso

              Braskem Idesa contracted currency purchase transactions through futures contracts to hedge its future obligations in Mexican peso (local trade payables, payroll, taxes and etc.). Since the cash of this subsidiary is maintained in U.S. dollar, these operations were contracted to ensure cash flow balance.

Identification	Nominal value	Foreign exchange	Maturity		Fair value
	US$ thousands	(hedge)		Sep/2013	Dec/2012
Deliverable Forward	30,811	12.4196	October-2013	4,108
Deliverable Forward	31,517	12.4493	December-2013	4,191
Deliverable Forward	32,291	12.4763	December-2013	4,300
Deliverable Forward	35,315	12.5052	January-2014	4,698
Deliverable Forward	35,232	12.5343	February-2014	4,659
Deliverable Forward	37,938	12.5662	March-2014	4,995
Deliverable Forward	36,920	12.6458	April-2014	4,558
Deliverable Forward	32,410	12.6792	June-2014	4,009
Deliverable Forward	36,844	12.7075	June-2014	4,557
Deliverable Forward	36,839	12.7388	July-2014	4,537
Deliverable Forward	33,627	12.7722	September-2014	4,115
Deliverable Forward	30,750	12.8005	September-2014	3,743
Deliverable Forward	30,079	12.8318	October-2014	3,645
Deliverable Forward	27,843	12.8631	December-2014	3,361
Deliverable Forward	24,091	12.8933	December-2014	2,899
Deliverable Forward	22,522	12.9276	February-2015	2,701
Deliverable Forward	18,209	12.9548	March-2015	2,179
Deliverable Forward	15,394	12.9841	March-2015	1,838
Deliverable Forward	9,703	13.0148	April-2015	1,155
Deliverable Forward	5,299	13.0497	June-2015	627
Deliverable Forward	3,191	13.0812	June-2015	376
Deliverable Forward	1,769	13.1149	July-2015	207
Deliverable Forward	1,840	13.1486	August-2015	214
Deliverable Forward	5,448	13.1838	October-2013	24
Deliverable Forward	10,593	13.2190	December-2013	35
Deliverable Forward	8,654	13.2487	December-2013	29
Deliverable Forward	5,706	13.2791	January-2014	19
Deliverable Forward	220	13.3068	February-2014	1
Deliverable Forward	1,267	13.3375	March-2014	4
Deliverable Forward	5,471	13.3669	April-2014	16
Total	607,791			71,800

Current liabilities (derivatives operations)				71,800
Total				71,800

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

(a.iv)      Currency futures contract - Euro

              Braskem Idesa contracted currency purchase transactions through futures contracts to hedge its future obligations in euro (trade payables). Since the cash of this subsidiary is maintained in U.S. dollar, these operations were contracted to ensure cash flow balance.

Identification	Nominal value	Foreign exchange	Maturity		Fair value
	US$ thousands	(hedge)		Sep/2013	Dec/2012
Deliverable Forward	9,780	1.3041	December-2013	(782)
Deliverable Forward	8,485	1.3053	January-2014	(660)
Deliverable Forward	7,839	1.3066	March-2014	(594)
Deliverable Forward	10,444	1.3050	December-2013	(799)
Deliverable Forward	6,096	1.3059	January-2014	(457)
Deliverable Forward	3,287	1.3068	March-2014	(241)
Deliverable Forward	6,501	1.3079	June-2014	(465)
Deliverable Forward	6,555	1.3089	July-2014	(464)
Total	58,987			(4,462)

Current assets (other receivables)				(4,462)
Total				(4,462)

(b)                    Hedge accounting transactions

(b.i)        Swaps related to export credit notes (NCE)

In line with the Company’s risk management strategy and based on its financial policy, the Management contracted swap operations to offset the interest rate and currency risks arising from the financings mentioned in Note 13, by maintaining its exposure to long-term financial liabilities in the U.S. dollar.

Identification			Interest rate	Maturity	Fair value
	Nominal value	US$ mil	(hedge)		Sep/2013	Dec/2012
Swap NCE I	200,000	122,100	5.44%	August 2019	93,639	82,812
Swap NCE II	100,000	60,187	5.40%	August 2019	44,343	39,008
Swap NCE III	100,000	59,588	5.37%	August 2019	42,614	37,333
Swap NCE IV	100,000	56,205	5.50%	April 2019	34,971	29,904
Swap NCE V	100,000	56,180	5.50%	April 2019	34,907	29,250
Swap NCE VI	150,000	82,372	5.43%	April 2019	46,844	38,585
Swap NCE VII	100,000	58,089	4.93%	April 2019	35,734	29,725
Total	850,000	494,721			333,052	286,617

Current assets (other receivables)					(26,177)
Current liabilities (derivatives operations)						286,617
Non Current liabilities (derivatives operations)					359,229
Total					333,052	286,617

Prior to designating these swaps as hedge accounting, on May 1, 2013, the Company had recognized financial income of R$43,651 as profit for the period. After the recognition of this designation, an expense of R$84,736, relating to changes in the fair value of these swaps since the designation until September 30, 2013, was recognized.

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

(b.ii)       Interest rate swap linked to Libor

              On September 30, 2013, Braskem Idesa held six interest rate swap contracts for a nominal value of US$1,312,892 thousand, contracted on the future disbursements of the financing line (Note 14) contracted in U.S. dollar at floating rates (based on  Libor). In these swaps, Braskem Idesa receives floating rates (Libor) and pays fixed rates periodically, coinciding with the financing cash flows. The objective of these swaps is to offset the changes in the future financial expenses from debt caused by changes in the Libor rate. The term, amount, settlement dates and floating interest rates coincide with the terms of the financing line.

Identification	Nominal value	Interest rate	Maturity		Fair value
	US$ thousands	(hedge)		Sep/2013	Dec/2012
Swap Libor I	299,996	1.9825%	May-2025	(16,478)
Swap Libor II	299,996	1.9825%	May-2025	(16,478)
Swap Libor III	299,996	1.9825%	May-2025	(16,478)
Swap Libor IV	129,976	1.9825%	May-2025	(7,139)
Swap Libor V	132,996	1.9825%	May-2025	(7,305)
Swap Libor VI	149,932	1.9825%	May-2025	(8,236)
Total	1,312,892			(72,114)

Non-Current assets (other receivables)				(93,714)
Current liabilities (derivatives operations)				21,600
Total				(72,114)

Before designating these swap operations as hedge accounting, on September 1, 2013, the Company recognized financial income of R$116,007 as profit in the period. After recognizing such designation, in shareholders’ equity, the Company recognized financial expense of R$45,639 relating to changes in the fair value of these swaps since the designation through September 30, 2013.

(b.iii)      Non-derivative liabilities designated for export hedge accounting

On May 1, 2013, Braskem S.A. designated non-derivative financial instrument liabilities, denominated in U.S. dollars, as hedge for the flow of its highly probable future exports. Thus, the impact of exchange rates on future cash flows in dollars derived from these exports will be offset by the foreign exchange variation on the designated liabilities, partly eliminating the volatility of results.

The Company considers the flow covered as highly probable based, on the following factors:

•         Historically, annual export volumes represent three to four times the annual amount covered; In the past 5 years, Braskem recorded average exports of US$2,4 billion annual, supporting the export amounts underlying the hedge; and

•         The flow covered varies between 15% and 30% of the export flows planned by the Company;

The Company designated longer export flows than the financial liabilities that hedge them, to analyze the effectiveness of the operations, the export flows will be considered only until the date of maturity of the underlying debt. Nevertheless, to ensure continuity of the relation and strategy of the proposed hedge, the Company plans to refinance and/or substitute these hedging instruments according to their maturity, in accordance IAS 39.

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

Braskem selected the hedge instruments with subsidiaries abroad observing the guarantees at those companies whose counterparty is external to that of Braskem. As such, non-derivative financial liabilities in which the foreign subsidiary acted as an intermediary in the operations were selected, which effectively maintained the essence of the transactions.

On September 30, the following non-derivative financial liabilities were designated as guarantee for the hedge, considering the scope of the balance sheet:

			Nominal value	Balance at	Balance at
Identification	Maturity	Hedge	US$ thousands	Sep/2013	Dec/2012

Operations designated for hedge accounting
Bond	2016	Dollar	78,890	175,928
Trade payables	2016	Dollar	760,554	1,696,036
Bond	2017	Dollar	213,220	475,481
Trade payables	2017	Dollar	616,465	1,374,717
Bond	2018	Dollar	340,455	759,215
Trade payables	2018	Dollar	447,439	997,788
Bond	2019	Dollar	315,483	703,528
Trade payables	2019	Dollar	418,497	933,248
Bond	2020	Dollar	460,001	1,025,802
Foreign currency borrowings	2020	Dollar	39,923	89,027
Trade payables	2020	Dollar	110,076	245,470
Export prepayments	2020	Dollar	114,000	254,220
Bond	2021	Dollar	480,001	1,070,402
Foreign currency borrowings	2021	Dollar	99,999	222,997
Export prepayments	2021	Dollar	136,001	303,282
Bond	2022	Dollar	363,656	810,954
Credit note export	2022	Dollar	353,000	787,190
Export prepayments	2022	Dollar	2,344	5,226
Bond	2023	Dollar	698,372	1,557,369
Export prepayments	2023	Dollar	20,000	44,600
Bond	2024	Dollar	681,199	1,519,073
Export prepayments	2024	Dollar	7,656	17,072
			6,757,231	15,068,625

The amounts of the operations designated for hedge accounting booked in shareholders' equity are shown below:

	Balance at			Balance at
	Dec/2012	Addition	Reversion	Sep/2013
Exchange variation of foreign sales hedge		1,542,676		1,542,676
Income tax and social contribution on foreign sales hedge		(524,510)		(524,510)
Fair value of cash flow hedges, net of taxes		1,018,166		1,018,166

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

(c)                    Estimated maximum loss

The amount at risk of the derivatives held by Braskem on September 30, 2013, which is defined as the highest loss that could result in one month and in 95% of the cases under normal market conditions, was estimated by the Company at US$45,824 thousand for the NCE swaps, and US$49,158 thousand for fixed rate / CDI swaps.

20.3.             Credit quality of financial assets

(a)                    Trade accounts receivable

Only a few of the Company's customers have risk ratings assigned by credit rating agencies. For this reason, the Company developed its own credit rating system for all accounts receivable from domestic customers and for part of the accounts receivable from foreign customers. The Company does not apply this rating to all of its foreign customers because most accounts receivable from them are covered by an insurance policy or letters of credit issued by banks. On September 30, 2013, the credit ratings were as follows:

			Percentage
1	Minimum risk		26.27%
2	Low risk		27.98%
3	Moderate risk		21.83%
4	High risk		22.89%
5	Very high risk	(i)	1.03%

(i)         Most customers in this group are inactive and the respective accounts are in the process of collection actions in the courts. Customers in this group that are still active buy from Braskem and pay in advance.

Default indicators for the periods ended:

	Domestic Market (LTM)	Export Market (LTM)
September 30, 2013	0.29%	0.15%
September 30, 2012	0.35%	0.25%
December 31, 2012	0.28%	0.37%
December 31, 2011	0.18%	0.43%

LTM – last 12 months

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

(b)                    Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents, held-for-trading, held-to-maturity and loans and receivables, the Company uses the following credit rating agencies: Standard & Poor’s, Moody’s and Fitch Ratings.

		Sep/2013	Dec/2012
Financial assets with risk assessment
AAA		3,429,192	2,484,788
AA+		1	190,660
AA		16,830	5
AA-			449,555
A+			120,123
A		463,988	19
A-		1,070	80,231
		3,911,081	3,325,381
Financial assets without risk assessment
Quotas of investment funds in credit rights	(i)	31,590	103,359
Sundry funds	(ii)	3,914	60,356
Restricted deposits	(iii)		1,281
Other financial assets with no risk assessment		1,908	3,880
		37,412	168,876

Total		3,948,493	3,494,257

(i)         Financial assets with no internal or external ratings and approved by the Management of the Company.

(ii)       Investment funds with no assessment of internal or external risk, whose portfolio is composed of assets from major financial institutions and that comply with Braskem’s financial policy.

(iii)      Risk-free financial assets

Braskem’s financial policy determines “A-” as the minimum rating for financial investments.

20.4.             Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)                    Selection of risks

On September 30, 2013, the main risks that can affect the value of the Company’s financial instruments are:

•      Brazilian real/U.S. dollar exchange rate;

•      Mexican peso/U.S. dollar exchange rate;

•      Euro/U.S. dollar exchange rate;

•      LIBOR floating interest rate;

•      CDI interest rate; and

•      TJLP interest rate.

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

(b)                    Selection of scenarios

In accordance with CVM Instruction No. 475/08, the Company included three scenarios in the sensitivity analysis, with one that is probable and two that represent adverse effects to the Company. In the preparation of the adverse scenarios, only the impact of the variables on the financial instruments, including derivatives, and on the items covered by hedge transactions, was considered. The overall impacts on the Company’s operations, such as those arising from the revaluation of inventories and revenue and future costs, were not considered. Since the Company manages its exposure to foreign exchange rate risk on a net basis, adverse effects from depreciation in the Brazilian real in relation to the U.S. dollar can be offset by opposing effects on Braskem’s operating results.

(b.1)       Probable scenario

The Market Readout published by the Central Bank of Brazil on September 27, 2013 was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate and the CDI interest rate, using the reference date of December 31, 2013. The Market Readout presents a consensus of market expectations based on a survey of the forecasts made by various financial and non-financial institutions.

The Market Readout does not publish forecasts for the interest rates LIBOR and TJLP. Therefore, the Company considered the expectations for the CDI interest rate for determining the probable scenario for those rates, given their correspondence. The probable scenario for the TJLP is an increase of 0.5% from the current rate of 5%, in line with the size of the government’s most recent decisions to increase or decrease the rate, and accompanying the forecast for the cumulative increase in the CDI rate by end-2013 of 0.75%.

(b.2)       Possible and extreme adverse scenarios

For the Brazilian real/U.S. dollar and Mexican peso/U.S. dollar exchange rates, a positive change of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the exchange rate on September 30, 2013.

For the U.S. dollar/Euro exchange rate, a decrease of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the exchange rate on September 30, 2013.

For the Libor and CDI interest rates, a positive change of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the respective interest rate on September 30, 2013.

For the TJLP interest rate, an increase of 1% was considered for the possible adverse scenario and of 1.5% for the extreme scenario based on its rate on September 30, 2013, in accordance with the upward or downward adjustments made by the government in the rate, in this order of scale.

The sensitivity values in the table (c) below are the changes in the value of the financial instruments in each scenario, except for tables (d), (e), (f), (g) and (h) which show the changes in future cash flows.

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

(c)                    Sensitivity to the Brazilian real/U.S. dollar exchange rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in the Brazilian real/US dollar exchange rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Bonds and MTN	(313,512)	(2,496,897)	(4,993,794)
BNDES	(44,200)	(352,020)	(704,041)
Working capital / structured operations	(37)	(298)	(595)
Raw material financing	(20,446)	(162,836)	(325,672)
Export prepayments	56,893	453,110	906,220
Financial investments abroad	(39,360)	(311,323)	(622,646)

(d)                    Sensitivity to the U.S. dollar/Mexican peso exchange rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in the U.S. dollar/Mexican peso exchange rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Project finance	19,623	(369,962)	(739,923)
Deliverable Forward	7,082	(113,388)	(189,327)

(e)                    Sensitivity to the U.S. dollar/Euro exchange rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in the U.S. dollar/Euro exchange rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Deliverable Forward	(1,378)	(5,894)	(15,379)

(f)                     Sensitivity of future cash flows to the LIBOR floating interest rate

The sensitivity of future interest income and expenses of each financial instrument, including derivatives and items covered by them, is presented in the table below. The figures represent the impact on financial income (expenses), taking into consideration the average term of the respective instrument.

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Borrowings	(2,068)	(6,082)	(12,163)
Export prepayments	(5,414)	(15,924)	(31,848)
Swaps	30,561	(89,885)	(179,770)

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

(g)                    Sensitivity of future cash flows to the CDI interest rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in CDI interest rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Export credit notes	(7,571)	(22,210)	(42,982)
Agricultural credit note	(7,117)	(21,084)	(41,391)
Financial investments in local currency	9,799	29,392	58,767

(h)                    Sensitivity of future cash flows to the TJLP interest rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in TJLP interest rate is presented in the table below:

	Probable	Possible adverse	Extreme adverse
Instrument	5.5%	6.0%	6.5%
BNDES	(34,979)	(69,203)	(102,690)
FINEP	(147)	(291)	(433)
Other governmental agents	(32)	(63)	(94)

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

21.                   Shareholders’ Equity

The information related to the Company’s shareholders’ equity was presented in its 2012 annual financial statements, in Note 29.

(a)                    Capital

On September 30, 2013, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 797,265,348 shares with no par value divided into 451,668,652 common shares, 345,002,878 class A preferred shares, and 593,818 class B preferred shares, distributed as follows:

				Preferred		Preferred
		Common		shares		shares
		shares	%	class A	%	class B	%	Total	%

OSP e Odebrecht		226,334,623	50.11%	79,182,498	22.96%			305,517,121	38.32%
Petrobras		212,426,951	47.03%	75,792,589	21.97%			288,219,540	36.15%
BNDESPAR				41,313,037	11.97%			41,313,037	5.18%
ADR	(i)			34,199,944	9.91%			34,199,944	4.29%
Other		12,907,078	2.86%	113,360,052	32.86%	593,818	100.00%	126,860,948	15.91%
Total		451,668,652	100.00%	343,848,120	99.67%	593,818	100.00%	796,110,590	99.86%
Braskem shares owned by subsidiary of Braskem Petroquímica	(ii)			1,154,758	0.33%			1,154,758	0.14%
Total		451,668,652	100.00%	345,002,878	100.00%	593,818	100.00%	797,265,348	100.00%

(i)  American Depository Receipt, negotiated in the New York stock market (USA).
(ii) These shares are treated as "treasury shares" in consolidated Equity.

(b)                    Ongoing share repurchase programs

(b.1)       4th Share repurchase program

On August 13, 2012, Braskem’s Board of Directors approved the 4th program for the repurchase of shares effective between August 29, 2012 and August 28, 2013, through which the Company, or financial institutions hired for such purpose were allowed to acquire up to 13,376,161 class A preferred shares at market price.

Until November 2012, the financial institutions had acquired 262,300 shares for R$3,489 at an average price of R$13.30 (minimum of R$12.66 and maximum of R$14.07).

On November 12, 2012, the Company acquired these shares and received R$71, related to the swap connected to the repurchase, net of withholding income tax of R$29.

The shares repurchased were canceled in December 2012.

No purchases were made under this program in 2013.

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

(c)                    Other comprehensive income - shareholders' equity

	Additional	Deemed	Defined		Foreign
	indexation of	cost of	benefit	Fair value	currency	Gain (loss)
	PP&E	jointly-controlled	plan actuarial	of cash flow	translation	on interest
	price-level	investments	loss	derivatives	adjustment	in subsidiary
	(i)	(i)	(ii)	(iii)	(iv)	(v)	Total

As of December 31, 2011	326,541	21,159		(10,716)	(24,504)	3,106	315,586

Additional indexation
Realization by depreciation or write-off assets	(30,951)						(30,951)
Income tax and social contribution on realization	10,524						10,524

Deemed cost of Jointly-controlled investments
Realization by depreciation or write-off assets		(1,075)					(1,075)
Income tax and social contribution on realization		365					365

Cash flow derivatives
Change in fair value				1,948			1,948
Transfer to result				14,290			14,290
Tax on fair value gains				(5,522)			(5,522)

Gain on interest in subsidiary						1,982	1,982

Foreign currency translation adjustment					48,189		48,189

As of September 30, 2012	306,114	20,449			23,685	5,088	355,336

As of December 31, 2012	299,305	20,207	(11,816)		37,158	(7,443)	337,411

Additional indexation
Realization by depreciation or write-off assets	(30,951)						(30,951)
Income tax and social contribution on realization	10,524						10,524

Deemed cost of Jointly-controlled investments
Realization by depreciation or write-off assets		(1,098)					(1,098)
Income tax and social contribution on realization		373					373

Fair value foreign sales hedge
Change in fair value				(1,542,676)			(1,542,676)
Tax on fair value gains				524,510			524,510

Cash flow derivatives
Change in fair value				(75,996)			(75,996)
Transfer to result				(42,969)			(42,969)
Tax on fair value gains				28,810			28,810

Loss on interest in subsidiary						(1,961)	(1,961)

Foreign currency translation adjustment					108,687		108,687

As of September 30, 2013	278,878	19,482	(11,816)	(1,108,321)	145,845	(9,404)	(685,336)

(i)         Realization under retained earnings (accumulated losses) as the asset is depreciated or written-off;

(ii)       Realization under retained earnings (accumulated losses) upon extinction of the plan;

(iii)      Realization under profit or loss upon maturity, prepayment or loss of efficacy for hedge accounting;

(iv)      Realization under profit or loss upon write-off of subsidiary abroad; and

(v)       Realization under profit or loss upon divestment or transfer of control of subsidiary.

(d)                    Absorption of accumulated losses

On April 2, 2013, the Annual Shareholders' Meeting approved the absorption of the balance under the “accumulated losses” account at December 31, 2012, in the amount of R$565,549, by using a portion of the “capital reserve” account.

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

22.                   Earnings per share

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

	Sep/2013		Sep/2012
	Basic	Diluted	Basic	Diluted
	3(b)		Revised	Revised

Profit (loss) for the period attributed to Company's shareholders
of continued operations	485,601	485,601	(978,866)	(978,866)

Distribution of dividends attributable to priority:
Preferred shares class "A"	208,437	208,515
Preferred share class "A" potentially convertible		180
(the ratio of 2 shares class "B" for each share class "A")
Preferred shares class "B"	360
	208,797	208,695

Distribution of 6% of unit value of common shares	273,796	273,898

Distribution of plus income, by class
Common shares	1,708	1,708
Preferred shares class "A"	1,300	1,300
	3,008	3,008

Reconciliation of income available for distribution, by class (numerator):
Common shares	275,504	275,606	(555,068)	(554,861)
Preferred shares class "A"	209,737	209,815	(423,798)	(423,640)
Preferred share class "A" potentially convertible		180		(365)
(the ratio of 2 shares class "B" for each share class "A")
	485,241	485,601	(978,866)	(978,866)

Weighted average number of shares, by class (denominator):
Common shares	451,668,652	451,668,652	451,668,652	451,668,652
Preferred shares class "A" (i)	343,848,120	343,848,120	344,851,898	344,851,898
Preferred share class "A" potentially convertible
(the ratio of 2 shares class "B" for each share class "A")		296,909		296,909
	795,516,772	795,813,681	796,520,550	796,817,459

Profit (loss) per share (in R$)
Common shares	0.6100	0.6102	(1.2289)	(1.2285)
Preferred shares class "A"	0.6100	0.6102	(1.2289)	(1.2285)

The information related to the earnings per share of the Company was presented in its 2012 annual financial statements, in Note 30.

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

23.                   Net sales revenues

		Sep/2013	Sep/2012
	3(b)		Revised
Sales revenue
Domestic market		21,672,345	19,587,380
Foreign market		12,732,048	11,603,540
		34,404,393	31,190,920
Sales deductions
Taxes		(4,621,192)	(4,664,983)
Sales returns and other		(259,558)	(244,077)
		(4,880,750)	(4,909,060)

Net sales revenue		29,523,643	26,281,860

This table was presented in the 2012 annual financial statements of the Company, in Note 31.

24.                   Financial results

		Sep/2013	Sep/2012
	3(b)		Revised
Financial income
Interest income		199,388	147,731
Monetary variations		13,820	29,598
Exchange rate variations		178,049	151,721
Other		99,681	24,050
		490,938	353,100

Financial expenses
Interest expenses		(830,940)	(745,445)
Monetary variations		(229,588)	(191,384)
Exchange rate variations		39,375	(1,618,728)
Inflation adjustments on fiscal debts		(138,793)	(159,527)
Tax expenses on financial operations		(20,996)	(12,439)
Discounts granted		(58,994)	(36,586)
Loans transaction costs - amortization		(4,506)	(25,771)
Adjustment to present value - appropriation		(445,821)	(212,818)
Other		(109,218)	(126,824)
		(1,799,481)	(3,129,522)

Total		(1,308,543)	(2,776,422)

		Sep/2013	Sep/2012
	3(b)		Revised
Interest income
Held for sale		8,498	4,282
Loans and receivables		64,726	88,451
Held-to-maturity		18,954	10,501
		92,178	103,234
Other assets not classifiable		107,210	44,497
Total		199,388	147,731

This table was presented in the 2012 annual financial statements of the Company, in Note 34.

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

25.                   Expenses by nature

		Sep/2013	Sep/2012
	3(b)		Revised
Classification by nature:
Raw materials other inputs		(21,927,407)	(20,369,793)
Personnel expenses		(1,354,497)	(1,272,825)
Outsourced services		(1,125,809)	(1,147,225)
Tax expenses		(5,418)	(39,079)
Depreciation, amortization and depletion		(1,463,021)	(1,336,217)
Freights		(1,097,267)	(927,167)
Other expenses		(363,627)	(323,889)
Total		(27,337,046)	(25,416,195)

Classification by function:
Cost of products sold		(25,792,392)	(23,900,876)
Selling and distribution		(728,717)	(692,565)
General and administrative		(736,791)	(743,062)
Research and development		(79,146)	(79,692)
Total		(27,337,046)	(25,416,195)

This table was presented in the 2012 annual financial statements of the Company, in Note 35.

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

26.                   Segment information

		Sep/2013
		Reporting segments				Total			Braskem
		Basic			USA and	reportable	Other	Corporate	consolidated		Braskem
		petrochemicals	Polyolefins	Vinyls	Europe	segments	segments	unit	before adjustments	Eliminations	consolidated

Net sales revenue		18,882,333	12,435,806	1,903,417	4,902,613	38,124,169	83,979		38,208,148	(8,684,505)	29,523,643
Cost of products sold		(17,094,887)	(10,702,956)	(1,739,310)	(4,656,147)	(34,193,300)	(90,642)		(34,283,942)	8,491,550	(25,792,392)
Gross profit		1,787,446	1,732,850	164,107	246,466	3,930,869	(6,663)		3,924,206	(192,955)	3,731,251

Operating expenses
Selling, general and distribution expenses		(379,231)	(619,142)	(124,599)	(197,443)	(1,320,415)	(65,897)	(158,342)	(1,544,654)		(1,544,654)
Results from equity investments								(1,701)	(1,701)		(1,701)
Other operating income (expenses), net		(16,599)	(3,397)	1,256	(557)	(19,297)	1,018	(81,778)	(100,057)		(100,057)
		(395,830)	(622,539)	(123,343)	(198,000)	(1,339,712)	(64,879)	(241,821)	(1,646,412)		(1,646,412)

Operating profit (loss)		1,391,616	1,110,311	40,764	48,466	2,591,157	(71,542)	(241,821)	2,277,794	(192,955)	2,084,839

		Sep/2012
	3(b)										Revised
		Reporting segments				Total			Braskem
		Basic			USA and	reportable	Other	Corporate	consolidated		Braskem
		petrochemicals	Polyolefins	Vinyls	Europe	segments	segments	unit	before adjustments	Eliminations	consolidated

Net sales revenue		17,598,910	10,736,517	1,469,094	4,047,942	33,852,463	57,837		33,910,300	(7,628,440)	26,281,860
Cost of products sold		(16,249,645)	(9,833,626)	(1,437,676)	(3,937,188)	(31,458,135)	(70,517)		(31,528,652)	7,627,776	(23,900,876)
Gross profit		1,349,265	902,891	31,418	110,754	2,394,328	(12,680)		2,381,648	(664)	2,380,984

Operating expenses
Selling, general and distribution expenses		(355,122)	(657,023)	(96,850)	(182,838)	(1,291,833)	(17,015)	(206,471)	(1,515,319)		(1,515,319)
Results from equity investments								(32,747)	(32,747)		(32,747)
Other operating income (expenses), net		(38,469)	(8,861)	(2,641)	260,869	210,898	(99,041)	176,324	288,181		288,181
		(393,591)	(665,884)	(99,491)	78,031	(1,080,935)	(116,056)	(62,894)	(1,259,885)		(1,259,885)

Operating profit (loss)		955,674	237,007	(68,073)	188,785	1,313,393	(128,736)	(62,894)	1,121,763	(664)	1,121,099

The segment “United States and Europe” was presented in December 2012 as “International Business”.

The information related to the presentation of information by segment was presented in the 2012 annual financial statements, in Note 36.

Braskem S.A.

Notes to the financial statements

at September 30, 2013

All amounts in thousands of reais unless otherwise stated

27.                   Subsequent events

(a)                    On October 14, 2013, Braskem announced the execution of a memorandum of understanding to assess the possibility of forming a joint venture in Brazil with Styrolution, a global leader in the styrenics. The joint venture will be responsible for analyzing the economic feasibility of installing a plant with annual production capacity of 100 kton styrenics specialties and the copolymers acrylonitrile butadiene styrene (ABS) and styrene acrylonitrile (SAN) to supply to clients in Brazil and all of South America.

The consummation of the joint venture is subject to approval by the regulatory and antitrust agencies. The plan is for Styrolution to be the majority shareholder, with 70% of the company and for Braskem to hold the other 30%. Subject to the conclusion of an agreement between the parties and the respective approvals from the government agencies, the plant construction is expected to begin in early 2015, with production most likely starting in 2017.

(b)                    On October 25, 2013, Braskem renegotiated its export credit note (NCE) financing of R$1,015,000, extending the final maturity to October 2021, with interest of 105% of the overnight rate (CDI) (Note 13(d)). Principal will be repaid in 7 annual tranches from 2015.

28.                   Information related to guaranteed securities issued by subsidiaries

Braskem S.A. has fully and unconditionally guaranteed the debt securities issued by Braskem Finance, a 100-percent-owned finance subsidiary of Braskem. There are no significant restrictions on the ability of Braskem to obtain funds from Braskem Finance.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2013
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.